Exhibit 99.1

Press Release Regulated information 3 August 2016 7:00 am CET

Transparency notification of Medisun International

Limited and National Investment Fund Ltd

(Article 14 of the Law of 2 May 2007)

Mont-Saint-Guibert, Belgium – Celyad SA (EURONEXT Brussels and Paris: CYAD – NASDAQ Global Market: CYAD), a leader in the discovery and development of cell therapies, today announces it has received a transparency declaration from Medisun International Limited and National Investments Fund Ltd, (together “Medisun”) in accordance with the Belgian Law of 2nd May 2007 concerning disclosure of major holdings in issuers whose shares are admitted to trading on a Belgian regulated market.

As of today, the Celyad SA share capital amounts to EUR 32,570,836.63 and is represented by a total 9,313,603 shares (each share given one voting right).

Transparency notification from Medisun received on 29 July 2016

A transparency notification from MEDISUN INTERNATIONAL LIMITED having passed, on 21 July 2016, below the 5 % threshold.

•	Reason for notification: crossing below minimum threshold of 5% by selling securities conferring voting rights.

•	Notification by a parent company or controlling person.

•	Person holdings notification:

Name	Address
MEDISUN INTERNATIONAL LIMITED	25/F Octa Tower, 8 Lam Chak Street, Kowloon Bay, HONG KONG

NATIONAL INVESTMENT FUND LTD	25/F Octa Tower, 8 Lam Chak Street, Kowloon Bay, HONG KONG

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Press Release Regulated information 3 August 2016 7:00 am CET

Voting rights	Previous notification	Post the transaction
	# voting rights	# voting rights		% voting rights
Holders of voting rights		Attached to shares	Non related securities	Attached to shares	Non related securities
NATIONAL INVESTMENT FUND LTD		0		0.00%
MEDISUN INTERNATIONAL LIMITED	468,180	418,180	—	4.49%	—

TOTAL		418,180	—	4.49%	—

***END***

For more information, please contact:

For Europe: Consilium Strategic Communications

Chris Gardner, Chris Welsh, and Laura Thornton - T: +44 (0)20 3709 5700 –celyad@consilium-comms.com

For France : NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.eu

For Belgium: Comfi

Gunther De Backer - T.: +32 (0)2 290 90 90 – gunther@comfi.be

Celyad

Christian Homsy, CEO and Patrick Jeanmart, CFO: T: +32 (0)10 39 41 00 investors@celyad.com

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About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized cell-based therapies. The Company utilizes its expertise in cell engineering to target severe diseases with significant unmet need, including cancer. Celyad’s Natural Killer Receptor based T-Cell (NKR-T) platform has the potential to treat a broad range of solid and liquid tumors. Its lead oncology candidate, NKR-2, is currently being evaluated in a Phase I/IIa clinical trial. In addition, Celyad has completed a Phase III trial in the EU for its C-Cure® cardiovascular disease candidate in ischemic heart failure. Celyad was founded in 2007 and is based in Mont-SaintGuibert, Belgium, and Boston, Massachusetts. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on NASDAQ Global Market, all under the ticker symbol CYAD. For more information about Celyad, please visit: www.celyad.com

To learn more about Celyad, please visit www.celyad.com

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Press Release Regulated information 3 August 2016 7:00 am CET

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward-looking statements, including statements about the potential safety and feasibility of NKR-2 T-cell therapy and C-Cure and the clinical potential of the Company’s technology platform generally and the timing of future clinical trials, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

In particular, it should be noted that the safety data described in the release are preliminary in nature and the Phase 1 trial is not completed. There is limited data concerning safety and feasibility of NKR-2. These data may not continue for these subjects or be repeated or observed in ongoing or future studies involving our NKR-2 therapy, C-Cure or other product candidates. It is possible that safety issues or adverse events may arise in the future.

These forward-looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase III clinical trials for C-Cure® and Phase I clinical trial for NKR-2; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses;, and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on June 19, 2015 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

C3BS-CQR-1, C-Cure, NKG2D CAR T-cell, NKR-2, C-Cathez TM, Celyad, CHART-1, CHART-2 and OnCyte logos are signs internationally protected under applicable Intellectual Property Laws. Mayo Clinic holds equity in Celyad as a result of intellectual property licensed to the Company.

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